Exhibit 99.1

	6 Months Ended	Year Ended	Year Ended
	6/30/2016	12/31/2015	12/31/2014
Earnings:
Net increase in stockholders’ equity resulting from operations	$288,941	$378,670	$590,949
Income tax expense, including excise tax	9,202	17,752	18,329
Total earnings before taxes	$298,143	$396,422	$609,278

Fixed Charges:
Interest and credit facility fees	$95,577	$226,967	$216,019
Total fixed charges	$95,577	$226,967	$216,019

Earnings available to cover fixed charges	$393,720	$623,389	$825,297

Ratio of earnings to fixed charges	4.1	2.7	3.8

Footnote disclosure:

Total realized and unrealized gains (losses) from investment transactions and capital gains incentive fee expense accrued in accordance with GAAP	$56,758	$(102,369)	$123,680
Earnings available to cover fixed charges excluding above	$336,962	$725,758	$701,617
Ratio of earnings to fixed charges excluding above	3.5	3.2	3.2